

Mail Stop 3030

November 19, 2009

<u>Via Facsimile and U.S. Mail</u>

John B. Quam
President and Director
B2 Health, Inc.
7750 N. Union Blvd., # 201
Colorado Springs, CO 80920

   Re: **B2 Health, Inc.**
       Form 10-K for fiscal year ended September 30, 2008
       File No. 0-52883

Dear Mr. Quam:

  We have reviewed your letter dated November 17, 2009 and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

John B. Quam
B2 Health, Inc.
November 19, 2009
Page 2

Amendment 1 to Form 10-K for the year ended September 30, 2008

Item 9A. Controls and Procedures, page 23

1.   We note that you have revised your conclusion regarding the effectiveness of your
        disclosure controls and procedures and that you now believe your disclosure controls and
        procedures were effective as of September 30, 2008.   Please explain to us the facts and
        circumstances that led to your revised conclusion as of September 30, 2008.

2.   In addition, please evaluate whether your failure to perform an assessment of internal
        control over financial reporting impacts your conclusions regarding the effectiveness of
        your disclosure controls and procedures as of the end of the fiscal year covered by the
        report and, as appropriate, revise your conclusion of the effectiveness of disclosure
        controls and procedures at September 30, 2008. In particular, please consider the
        definition of disclosure controls and procedures provided in Rule 13a-15(e), which
        indicates that effective controls and procedures would ensure that information required to
        be disclosed by the issuer is recorded, processed, summarized and reported within the
        time periods specified in the Commission's rules and forms. In addition, as discussed in
        Compliance and Disclosure Interpretation 115.02, which you can find at
        http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file
        management's report on Internal Control over Financial Reporting rendered your annual
        report materially deficient and also rendered the company not timely or current in its
        Exchange Act Reporting.

        As appropriate, please amend your filing and respond to these comments within 10 days
or tell us when you will provide us with a response. You may wish to provide us with marked
copies of the amendment to expedite our review. Please furnish a cover letter with your
amendment that keys your responses to our comments and provides any requested information.
Detailed cover letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your amendment and responses to our comments.

        You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or me at (202) 551-
3616 if you have questions regarding comments on the financial statements and related matters.
In this regard, do not hesitate to contact Kevin L. Vaughn, Accounting Branch Chief at (202)
551-3643.

                                        Sincerely,

                                        Lynn Dicker
                                        Reviewing Accountant